# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CENTRAL PACIFIC FINANCIAL CORP, CIK 0000701347
CUSIP: 154760409
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 220 S KING ST, HONOLULU, Hawaii (HI), 96813
Date of event which requires filing of this statement: 01/28/2026
Amends the filing with accession number 0001193805-25-001231
Filed by CIK 0001724246
Persons authorized to receive notices and communications: HOLDCO ASSET MANAGEMENT, LP, 515 E. Las Olas Blvd., Suite 1010, Fort Lauderdale, Florida (FL), 33301, 954-433-6862; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- VM GP VII LLC (CIK 0002006433): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 67,596; sole dispositive power 0; shared dispositive power 67,596; aggregate amount beneficially owned 67,596 (0.3% of the class)
- HoldCo Opportunities Fund V, L.P. (CIK 0002005872): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,359,980; sole dispositive power 0; shared dispositive power 2,359,980; aggregate amount beneficially owned 2,359,980 (8.9% of the class)
- VM GP X LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,359,980; sole dispositive power 0; shared dispositive power 2,359,980; aggregate amount beneficially owned 2,359,980 (8.9% of the class)
- HoldCo Asset Management, LP (CIK 0001724246): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,359,980; sole dispositive power 0; shared dispositive power 2,359,980; aggregate amount beneficially owned 2,359,980 (8.9% of the class)
- VM GP II LLC (CIK 0001844704): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,359,980; sole dispositive power 0; shared dispositive power 2,359,980; aggregate amount beneficially owned 2,359,980 (8.9% of the class)
- Zaitzeff Michael (CIK 0001861474): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,427,576; sole dispositive power 0; shared dispositive power 2,427,576; aggregate amount beneficially owned 2,427,576 (9.2% of the class)
- Vikaran Ghei: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,427,576; sole dispositive power 0; shared dispositive power 2,427,576; aggregate amount beneficially owned 2,427,576 (9.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, No Par Value
Name of issuer: CENTRAL PACIFIC FINANCIAL CORP
Address of issuer's principal executive offices: 220 S KING ST, HONOLULU, Hawaii (HI), 96813
Comment: The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the "Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares held by VM GP VII were acquired through an in-kind distribution of carried interest in connection with the wind-down of a prior investment vehicle over which VM GP VII served as general partner. The aggregate purchase price of the Shares held by VM GP VII is approximately $172,229, including brokerage commissions.

The Shares purchased by Fund V were purchased with working capital and may be held from time to time in margin accounts established with its brokers or banks. Securities positions held in such margin accounts, including the Shares, may be pledged as collateral security for the repayment of debit balances in such accounts. The aggregate purchase price of the 2,359,980 Shares beneficially owned by Fund V is approximately $67,720,474, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 26,374,967 Shares outstanding as of December 31, 2025, which is the total number of Shares outstanding as disclosed in Exhibit 99.l to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 28, 2026.

See rows (11) and (13) of the cover pages to this Amendment No. 3 for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Amendment No. 3 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Amendment No. 3 for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

## Signatures
- VM GP VII LLC: /s/ Michael Zaitzeff, Michael Zaitzeff, Authorized Signatory (01/29/2026)
- HoldCo Opportunities Fund V, L.P.: /s/ Michael Zaitzeff, Michael Zaitzeff, Authorized Signatory (01/29/2026)
- VM GP X LLC: /s/ Michael Zaitzeff, Michael Zaitzeff, Authorized Signatory (01/29/2026)
- HoldCo Asset Management, LP: /s/ Michael Zaitzeff, Michael Zaitzeff, Authorized Signatory (01/29/2026)
- VM GP II LLC: /s/ Michael Zaitzeff, Michael Zaitzeff, Authorized Signatory (01/29/2026)
- Zaitzeff Michael: /s/ Michael Zaitzeff, Michael Zaitzeff (01/29/2026)
- Vikaran Ghei: /s/ Vikaran Ghei, Vikaran Ghei (01/29/2026)